1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 14, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/06/14

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2010/05/19	: New Appointment of Representative Juristic-Person Supervisor

2. Announcement on 2010/05/19	: New Appointment of Representative Juristic-Person Supervisor(Revision of name of the replacement)

3. Announcement on 2010/05/26	: To announce the acquisition of Taiwan Power Company Corporate Bonds

4. Announcement on 2010/05/26	: Clarification of the report that Chunghwa is sued for the unauthorized pornography contents on its IPTV platform

5. Announcement on 2010/05/27	: Announcement of investment in Mainland China on behalf of the company’s subsidiary

6. Announcement on 2010/05/28	: The amendment of 2009 annual report for shareholders’ meeting

7. Announcement on 2010/05/31	: The extraordinary board meeting approved the appointment of new positions for the management

8. Announcement on 2010/05/31	: To change the acting spokesperson of the Company

9. Announcement on 2010/06/08	: Clarification of the report that the company plans to set up a subsidiary in China

10. Announcement on 2010/06/10	: Chunghwa Telecom announces its unaudited revenue for May 2010

11. Announcement on 2010/06/10	: May 2010 sales

EXHIBIT 1

New Appointment of Representative Juristic-Person Supervisor

Date of events: 2010/05/19

Contents:

1.Date of occurrence of the change:2010/05/19

2.Name of juristic-person director/ supervisor:

National Development Fund, Executive Yuan

3.Name and resume of the replaced person:

Shu-Chen Chen; Chief Secretary of Taiwan Lottery Company; Master degree in public administration and policy from National Taipei University.

4.Name and resume of the replacement:

Amy S.F. Chao; Office Director in Secretary-General Office, Executive Yuan; Master degree in diplomacy from National Chengchi University

5.Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6.Original term (from              to             ):2007/06/15 ~ 2010/06/14

7.Effective date of the new appointment:2010/05/19

8.Any other matters that need to be specified: None

EXHIBIT 2

New Appointment of Representative Juristic-Person Supervisor(Revision of name of the replacement)

Date of events: 2010/05/19

Contents:

1.Date of occurrence of the change:2010/05/19

2.Name of juristic-person director/ supervisor:

National Development Fund, Executive Yuan

3.Name and resume of the replaced person:

Shu-Chen Chen; Chief Secretary of Taiwan Lottery Company; Master degree in public administration and policy from National Taipei University.

4.Name and resume of the replacement:

Shwu-Fen Chao; Office Director in Secretary-General Office, Executive Yuan;

Master degree in diplomacy from National Chengchi University

5.Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6.Original term (from              to             ):2007/06/15 ~ 2010/06/14

7.Effective date of the new appointment:2010/05/19

8.Any other matters that need to be specified: None

EXHIBIT 3

To announce the acquisition of Taiwan Power Company Corporate Bonds

Date of events: 2010/05/26

Contents:

1. Name of the securities: Taiwan Power Company Corporate Bonds

(Code: B903T4, B903TD, B903TN)

2. Trading date: 2010/01/13~2010/05/26

3. Trading volume, unit price, and total monetary amount of the transaction:

7,500,000 units; NT$101.38 per unit; total amount: NT$760,334,307

4. Gain (or loss) (not applicable in case of acquisition of securities): N/A

5. Relationship with the underlying company of the trade: None

6. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): 19,575,000 units; NT$1,982,926,743; N/A; None

7. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement:

6.51%; 7.43%; NT$61,204,464,000

8. Concrete purpose/objective of the acquisition or disposal: Hold until maturity

9. Do the directors have any objections to the present transaction?: None

10. Any other matters that need to be specified: None

EXHIBIT 4

Clarification of the report that Chunghwa is sued for the unauthorized pornography contents on its IPTV platform

Date of events: 2010/05/26

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/05/26

3. Content of the report: The company is sued for the unauthorized pornography contents on its IPTV platform

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

In accordance with the Article 60-1 of Regulations Governing Fixed Network Telecommunications Businesses, Chunghwa, the IPTV platform operator has no right to interfere with the content service planning provided by content providers.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 5

Announcement of investment in Mainland China on behalf of the company’s subsidiary

Date of events: 2010/05/27

Contents:

1. Date of occurrence of the event: 2010/05/27

2. Method of the present increase (decrease) in investment:

InfoExplorer Co., Ltd., the subsidiary of Chunghwa Telecom will establish a subsidiary in Beijing.

3. Transaction volume, price per unit, and total monetary amount of the transaction: US$1,100,000.

4. Company name of the invested mainland Chinese company:

InfoExplorer (Beijing) Co., Ltd. (provisional)

5. Paid-in capital of said invested mainland Chinese company: N/A

6. Amount of new capital increment currently planned by said invested mainland Chinese company: US$1,100,000.

7. Main business items of said invested mainland Chinese company: To invent, design, and produce computer equipments and internet software.

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: None

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: N/A

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: To expand the overseas market.

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: The investment is subject to the Investment Commission’s approval.

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0%

25. Total amount of actual investment in the mainland China area to date: US$0

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: N/A

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: N/A

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: N/A

32. Any other matters that need to be specified: The investment is subject to the authority’s approval.

EXHIBIT 6

The amendment of 2009 annual report for shareholders’ meeting

Date of events: 2010/05/28

Contents:

1. Date of occurrence of the event: 2010/05/28

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To amend the 2009 annual report on page 85 and 111.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

The extraordinary board meeting approved the appointment of new positions for the management

Date of events: 2010/05/31

Contents:

1. Date of occurrence of the event: 2010/05/31

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: None

5. Cause of occurrence: The eighth extraordinary meeting of the fifth term Board of Directors approved the appointment of three new positions for the management as follows:

(1) As Tzong-Yen Chang, original Senior Vice President of the Company, gets retired, Mr. Chi-Mau Sheih, the Executive Vice President & President of Southern Taiwan Business Group replaces the aforementioned position.

(2) Mr. Min-Hsuan Lin, the Vice President of Southern Taiwan Business Group replaces the position of President of Southern Taiwan Business Group.

(3) As Mr. Ming-Nan Huong, the Director of Finance Department gets retired, Mr. Shyh-Chin Lee, the President of Chunghwa Investment Co., Ltd. replaces the aforementioned position.

6. Countermeasures: None

7. Any other matters that need to be specified: None.

EXHIBIT 8

To change the acting spokesperson of the Company

Date of events: 2010/05/31

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): acting spokesperson

2. Date of occurrence of the change: 2010/05/31

3. Name, title, and resume of the replaced person: Ming-Nan Huong, financial acting spokesperson, the Director of Finance Department.

4. Name, title, and resume of the replacement: Shyh-Chin Lee, financial acting spokesperson. Mr. Lee, the President of Chunghwa Investment Co., Ltd., the subsidiary of Chunghwa Telecom, will replace the position of Managing Director of Finance Department.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): retirement

6. Reason for the change: new replacement

7. Effective date: 2010/06/01

8. Contact telephone number of the replacement: 02-23442809

9. Any other matters that need to be specified: None

EXHIBIT 9

Clarification of the report that the company plans to set up a subsidiary in China

Date of events: 2010/06/08

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2010/06/08

3. Content of the report: The company plans to set up a subsidiary in China.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company follows its internal procedures to evaluate each investment project and makes an official announcement after completing the procedures. The company has no comment on the report.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom announces its unaudited revenue for May 2010

Date of events: 2010/06/10

Contents:

1. Date of occurrence of the event: 2010/06/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of May 2010, total revenue increased by 1.3% year-over-year to NT$15.23 billion. Operating income for the month was NT$4.65 billion, net income NT$3.84 billion, EPS NT$0.40. For the first five months this year, total revenue increased by 1.4% year-over-year to NT$76.42 billion, operating income was NT$24.56 billion, net income NT$20.32 billion, EPS NT$2.1.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

Chunghwa Telecom

June 10, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2010

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
May	Invoice amount	16,535,751	16,370,691	(+)165,060	(+)1.01%
Jan-May	Invoice amount	84,159,433	82,993,869	(+)1,165,564	(+)1.40%
May	Net sales	15,230,759	15,036,262	(+)194,497	(+)1.29%
Jan-May	Net sales	76,417,482	75,328,013	(+)1,089,469	(+)1.45%

b	Trading purpose : None